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SEC FILE NUMBER 0-17254

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Noven Pharmaceuticals, Inc.

Full Name of Registrant

Former Name if Applicable
11960 S.W. 144th Street

Address of Principal Executive Office (Street and Number)
Miami, FL 33186

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Noven Pharmaceuticals has delayed filing its Annual Report on Form 10-K for the year ended December 31, 2007. Noven intends to utilize the fifteen day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission (the “SEC”) and expects to file its Annual Report on Form 10-K on or prior to April 1, 2008. This filing has been effected in order for Noven to address an open accounting matter relating to revenue recognition raised in an SEC comment letter. The open matter relates to Noven’s accounting policy of deferring revenue recognition of non-refundable milestone payments and recognizing them as revenues over the estimated life of their related licensed products. In an SEC comment letter received in December 2007, and in a follow-up comment letter received in February 2008 following Noven’s response to the first letter, the SEC staff has asked Noven to clarify its basis for deferring the recognition of such milestone payments, including the approval and sales milestones that Noven has received from Shire in connection with the license of Noven’s Daytrana™ product. Noven has responded to the SEC comment letters and is continuing to work with the SEC staff to resolve this open matter.
     Noven has provided preliminary unaudited information for the quarter and year ended December 31, 2007. This information assumes that there is no required change to Noven’s historically applied and current accounting policy on revenue recognition as a result of the SEC comment letters or otherwise.
     Noven’s actual results for the quarter and year ended December 31, 2007 would be materially different from the preliminary unaudited information provided if Noven were required to change its revenue recognition accounting policy for upfront and other milestone payments. Such a change in accounting policy would also likely result in a restatement of Noven’s financial results for 2006 and/or other periods. Such a change in accounting policy could also result in certain milestone payments being included in taxable income as of an earlier date, in which case Noven could be subject to interest and penalties for late tax payments related to previous periods, and could be required to pay for tax year 2007 certain taxes that it planned to pay in 2008.
     While Noven has no reason to believe that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 on or prior to the extended deadline of April 1, 2008, Noven cannot provide any assurance that it will be able to satisfactorily resolve the open matter and file such report on or prior to the extended deadline.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jeff Mihm	305	253-5099
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Noven has provided preliminary unaudited information for the quarter and year ended December 31, 2007. This information assumes that there is no required change to Noven’s historically applied and current accounting policy on revenue recognition as a result of the SEC comment letters or otherwise.
     Under Noven’s current policy of deferring revenue recognition of milestone and similar payments, for the quarter ended December 31, 2007, Noven would report net revenues of $23.2 million, equity in earnings of Novogyne Pharmaceuticals (its joint venture with Novartis Pharmaceuticals Corporation) of $10.8 million, and net income of $1.0 million, or $0.04 diluted earnings per share. Noven’s results for the fourth quarter will include a $3.3 million pre-tax charge related to employee separation arrangements, as noted below. Also under its current accounting policy, for the year ended December 31, 2007, Noven would report net revenues of $83.2 million, equity in earnings of Novogyne of $35.9 million, and a net loss of $45.4 million, or $1.84 loss per share. Noven’s financial results for 2007 will include charges aggregating $106.8 million, as described below.
     Noven’s 2007 consolidated financial results will include the results of operations of JDS Pharmaceuticals, a specialty pharmaceutical company acquired by Noven, from the acquisition date of August 14, 2007 through December 31, 2007. Noven’s 2007 results will also include the following pre-tax charges:
•	a one-time charge of $100.2 million reported in the 2007 third quarter relating to the portion of the JDS acquisition purchase price allocated to in-process research and development;

•	a $3.3 million charge reported in the 2007 third quarter related to payments to Shire plc in connection with the voluntary market withdrawal of a portion of Daytrana™ product; and

•	an aggregate $3.3 million charge expected to be reported in the 2007 fourth quarter related to separation arrangements associated with the retirement of certain executive officers.
     Noven’s actual results for the quarter and year ended December 31, 2007 would be materially different from this preliminary unaudited information provided if Noven were required to change its revenue recognition accounting policy for upfront and other milestone payments. Such a change in accounting policy would also likely result in a restatement of Noven’s financial results for 2006 and/or other periods. Such a change in accounting policy could also result in certain milestone payments being included in taxable income as of an earlier date, in which case Noven could be subject to interest and penalties for late tax payments related to previous periods, and could be required to pay for tax year 2007 certain taxes that it planned to pay in 2008.
FORWARD-LOOKING INFORMATION
Except for historical information contained herein, the matters discussed in this Notification for Late Filing on Form 12b-25 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. Statements that are not historical facts, including statements that are preceded by, followed by, or that include, the words “believes,” “anticipates,” “plans,” “expects” or similar expressions and statements are forward-looking statements. Noven’s estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Noven’s current perspective on existing trends and information. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the current expectations of Noven and are subject to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Noven’s control. These risks and uncertainties include: the risk that the SEC may not ultimately agree with Noven’s accounting for its Daytrana™ and other milestone payments, which would, among other things, require Noven to restate its financial results for prior years, result in materially different financial results in 2007 than the preliminary unaudited financial information referred to in this Notification of Late Filing on Form 12b-25, and cause Noven to cease amortizing all or a portion of its deferred Daytrana™ and other license revenues in future periods, which would have the effect of reducing Noven’s revenues in future periods by the amount that would have otherwise been recognized; the risk that Noven is unable to resolve the open accounting issue discussed above and file its Form 10-K within the 15-day extended filing deadline, in which case Noven would, among other things, likely be required to seek from NASDAQ an extension of time to file its Form 10-K in order to avoid possible de-listing of its common stock from the NASDAQ Global Market. For additional information regarding these and other risks associated with Noven’s business, readers should refer to Noven’s Annual Report on Form 10-K for the year ended December 31, 2006 as well as other reports filed from time to time with the Securities and Exchange Commission. Unless required by law, Noven undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Noven Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Jeff Mihm

Jeff Mihm
Vice President, General Counsel and Corporate Secretary